

November 18, 2011

Via E-mail
Mr. Ted T. Timmermans
Controller
Williams Partners, L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

> **Re: Williams Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-04174**

Dear Mr. Timmermans:

We have reviewed your response dated September 28, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 84

Note 18. Segment Disclosures, page 139

1. We note your response to comment seven in our letter dated September 7, 2011. In order to assist us in further evaluating your response and your segment presentation of the former Midstream and Gas Pipeline segments as a single segment, please provide the following information:

- Please provide us with representative copies of the reports the Chief Operating Decision Maker (CODM) of The Williams Companies (WMB) receives and uses in allocating resources and assessing performance along with representative copies of the reports the CODM of Williams Partners (WPZ) receives and uses in making such decisions. Please also provide us with representative copies of the reports provided to the Board of Directors for each of these entities;

- We note from your response that although the same person functions as the CODM for both WMB and WPZ, you believe that these two entities are managed in a fundamentally different and separate manner and your current segment reporting for WMB is representative of how WMB's CODM views and manages the business. You also state in your response that investment decisions made at WMB are based on the expected total cash distributions from WPZ without regard to the underlying attributes of the components comprising WPZ. Please walk us through how the CODM uses the CODM packages of WMB and WPZ in his decision making processes as he functions separately as the CODM for each of these entities. In doing so, please explain to us in more detail how the CODM is able to set aside his knowledge from managing WPZ at a more detailed level and to solely view WPZ as a consolidated entity when functioning as the CODM of WMB. Please also identify the segment managers of WPZ's midstream and gas pipeline segments, and explain how the interaction between these segment managers and the CODM supports your conclusion that these businesses are not separate operating segments when the CODM functions as the CODM of WMB;

- We note that WMB's website includes certain separate information about the gas pipeline and midstream businesses. We also note that in WMB's management presentations, including its quarterly earnings calls and the September 20, 2011 Analyst Day presentation, you continue to separately discuss certain information pertaining to the gas pipeline and midstream businesses. We also note that your quarterly earnings news releases specifically refer your investors to the more detailed description of WPZ's gas pipeline and midstream results within WPZ's financial results news release. Please tell us how providing this separate information about these businesses affects your assertion that the WMB CODM manages WPZ at the consolidated level without regard to the underlying attributes of the components comprising WPZ.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters, or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Richard Russo, Esq.
        Gibson, Dunn & Crutcher, LLP